FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

For the month of August, 2002

GALEN HOLDINGS PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

Seagoe Industrial Estate
Craigavon
BT63 5UA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F (x) Form 40-F ()

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes () No (x)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

EXPLANATORY NOTE

Purpose of Filing

The purpose of this report on Form 6-K by Galen Holdings Public Limited Company ("Galen," the "Company", "we", "our" or "us") is to make public the unaudited consolidated financial statements, as listed in the accompanying index, of Galen and its subsidiaries. These unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are presented in U.S. dollars.

This report contains certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Statements that are not historical facts, including statements about our plans, beliefs, objectives, expectations and intentions, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Although we believe the expectations expressed in the forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, including management's examination of historical operating trends, data contained in our records and other third party data, we caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified in our 2001 Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 28, 2001 (the "U.S. 2001 Annual Report") and in our other filings with the Commission.

Exhibit 99.1 of this Form 6-K is our news release containing our unaudited consolidated financial statements as of June 30, 2002 and for the three and nine months ended June 30, 2002 and 2001, prepared in accordance with U.K. generally accepted accounting principles ("U.K. GAAP") and presented in U.K. pounds sterling.

GALEN HOLDINGS PUBLIC LIMITED COMPANY

TABLE OF CONTENTS
Page No.

I Financial Information
A. Consolidated Financial Statements (unaudited)
Consolidated Balance Sheets as of June 30, 2002 and September 30, 2001	2
Consolidated Statements of Operations for the Three and Nine Months Ended June 30, 2002 and 2001	3
Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended
June 30, 2002 and 2001	4
Consolidated Statements of Cash Flows for the Nine Months Ended June 30, 2002 and 2001	5
Notes to the Consolidated Financial Statements	6 - 17

B. Management's Discussion and Analysis of Financial Condition and Results of Operations	18

C. Quantitative and Qualitative Disclosures About Market Risk	27

II Other Information

A. Legal Proceedings	28

B. Submission of Matters to a Vote of Security Holders	28

C. Exhibits and Reports on Form 6-K or 8-K	28

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Balance Sheets
(in thousands of U.S. dollars)
	June 30,	September 30,
	2002	2001
ASSETS
Current Assets:
Cash and cash equivalents	$ 410,367	$ 326,076
Accounts receivable, net	35,307	27,298
Inventories	29,546	24,249
Deferred tax asset	7,494	13,600
Prepaid expense and other assets	7,714	7,457
Current assets - discontinued operations	-	17,970
Total current assets	490,428	416,650
Property, plant and equipment, net	63,791	56,863
Property, plant and equipment, net - discontinued operations	-	76,559
Intangible assets, net	392,762	346,287
Goodwill, net	250,247	241,404
Goodwill, net - discontinued operations	-	12,276
Total assets	$ 1,197,228	$ 1,150,039
LIABILITIES
Current Liabilities:
Accounts payable	$ 15,927	$ 14,749
Accrued and other liabilities	54,272	34,081
Current installments of long-term debt	1,874	12,422
Current installments of obligation under capital leases	129	538
Income taxes	7,510	1,943
Current liabilities - discontinued operations	-	23,258
Total current liabilities	79,712	86,991
Other Liabilities:
Long-term debt, excluding current installments	173,504	240,403
Long-term obligations under capital leases, excluding current installments	599	583
Deferred income taxes	30,094	32,793
Other non-current liabilities	4,902	4,939
Other non-current liabilities - discontinued operations	-	45,790
Total liabilities	288,811	411,499
Minority interest - discontinued operations	-	357
SHAREHOLDERS' EQUITY
Ordinary shares, par value L0.10 per share; 250,000,000
(September 30, 2001; 250,000,000) shares authorized, 189,841,539 shares issued and outstanding at June 30, 2002, and 189,311,298
issued and outstanding at September 30, 2001	29,977	29,902
Additional paid-in capital	677,262	673,144
Retained earnings	192,305	53,982
Treasury stock	(11,444)	(11,444)
Accumulated other comprehensive loss	20,317	(7,401)
Total shareholders' equity	908,417	738,183
Total liabilities and shareholders' equity	$ 1,197,228	$ 1,150,039

See accompanying notes to unaudited consolidated financial statements.

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Statements of Operations
(in thousands of U.S. dollars, except share amounts)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2002	2001	2002	2001
REVENUES
Product revenue	$ 62,632	$ 46,092	$ 174,186	$ 132,101
OPERATING EXPENSES
Cost of sales (excluding depreciation shown separately below)	11,772	10,893	35,736	32,689
Selling, general and administrative	19,779	15,148	57,895	50,383
Research and development	5,638	3,549	14,409	8,187
Depreciation	1,365	1,086	3,922	3,091
Amortization	5,153	5,919	13,980	18,284
Total operating expenses	43,707	36,595	125,942	112,634
OPERATING INCOME	18,925	9,497	48,244	19,467
OTHER INCOME (EXPENSE)
Interest income	2,423	907	6,966	3,620
Interest expense	(4,170)	(5,301)	(13,807)	(17,709)
Total other income (expense)	(1,747)	(4,394)	(6,841)	(14,089)
INCOME BEFORE TAXES	17,178	5,103	41,403	5,378
Provision for income taxes	5,192	3,295	12,706	5,937
INCOME FROM CONTINUING OPERATIONS
BEFORE EXTRAORDINARY LOSS	11,986	1,808	28,697	(559)
DISCONTINUED OPERATIONS
Income from discontinued operations (net of tax charge of $607)	1,443	2,030	7,255	6,929
Gain on disposal of discontinued operations (net of tax charge of $nil)	105,357	-	114,047	-
NET INCOME BEFORE EXTRAORDINARY LOSS	118,786	3,838	149,999	6,370
Extraordinary loss on early retirement of debt (net of tax benefit of $3,857)	(5,786)	-	(7,212)	-
NET INCOME	$ 113,000	$ 3,838	$ 142,787	$ 6,370
BASIC AND DILUTED NET INCOME PER ORDINARY SHARE
- continuing operations before extraordinary loss	$ 0.06	$ 0.01	$ 0.15	$ -
- income and gain on disposal of discontinued operations	0.58	0.01	0.66	0.04
- extraordinary loss on debt retirement	(0.03)	-	(0.04)	-
Basic and diluted net income per ordinary share	$ 0.61	$ 0.02	$ 0.77	$ 0.04
BASIC NET INCOME PER ADS EQUIVALENT
- continuing operations before extraordinary loss	$ 0.26	$ 0.05	$ 0.62	$ (0.01)
- income from discontinued operations	0.03	0.05	0.16	0.17
- gain on disposal of discontinued operations	2.27	-	2.46	-
- extraordinary loss on debt retirement	(0.12)	-	(0.16)	-
Basic net income per ADS equivalent	$ 2.44	$ 0.10	$ 3.08	$ 0.16
DILUTED NET INCOME PER ADS EQUIVALENT
- continuing operations before extraordinary loss	$ 0.26	$ 0.05	$ 0.62	$ (0.01)
- income from discontinued operations	0.03	0.05	0.15	0.17
- gain on disposal of discontinued operations	2.26	-	2.44	-
- extraordinary loss on debt retirement	(0.12)	-	(0.15)	-
Diluted net income per ADS equivalent	$ 2.43	$ 0.10	$ 3.06	$ 0.16
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic	185,181,122	157,406,120	185,177,622	157,326,345
Diluted	186,029,010	159,761,634	186,444,272	160,504,760
WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING
Basic	46,295,280	39,351,530	46,294,405	39,331,586
Diluted	46,507,252	39,940,408	46,611,068	40,126,190

See accompanying notes to unaudited consolidated financial statements.

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Statements of Comprehensive Income
(in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2002	2001	2002	2001

NET INCOME	$ 113,000	$ 3,838	$ 142,787	$ 6,370

Other comprehensive income:
Foreign currency translation adjustment	41,523	(4,354)	27,718	(12,925)
Other comprehensive income (loss)	41,523	(4,354)	27,718	(12,925)
COMPREHENSIVE INCOME (LOSS)	$ 154,523	$ (516)	$ 170,505	$ (6,555)

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	June 30,
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 142,787	$ 6,370
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	7,188	6,455
Amortization of intangibles	13,980	19,506
Gain on sale of businesses	(116,210)	-
Loss on sale of assets	-	23
Amortization of government grants	(1,329)	(1,717)
Stock compensation expense	-	4,705
Minority interest	-	150
Changes in assets and liabilities:
Increase in accounts receivable, prepaid expense
and other assets	(13,592)	(1,118)
(Increase) decrease in inventories	(5,348)	1,147
Increase (decrease) in accounts payable, accrued liabilities
and other liabilities	13,321	(3,583)
Income taxes	13,226	7,244
Foreign exchange gain	2,011	2,142
Net cash provided by operating activities	56,034	41,324

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(14,445)	(16,909)
Purchase of intangible assets	(47,737)	(96,110)
Proceeds from sale of fixed assets	-	308
Proceeds from sale of business	216,126	-
Deferred consideration and acquisition costs	(8,772)	(23,333)
Government grants received	832	-
Net cash provided by (used in) investing activities	146,004	(136,044)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt (repaid)/obtained net	(26,229)	62,065
Loan notes repaid	(99,100)	-
Payments under capital leases	(445)	(426)
Proceeds from share capital issue, net of expenses	132	5,809
Cash dividends paid	(4,465)	(3,163)
Net cash (used in) provided by financing activities	(130,107)	64,285

Net increase (decrease) in cash and cash equivalents	71,931	(30,435)
Cash and cash equivalents, beginning of period	326,076	113,671
Foreign exchange adjustment on cash and cash equivalents	12,360	(1,727)
Cash and cash equivalents, end of period	$ 410,367	$ 81,509

See accompanying notes to unaudited consolidated financial statements.

  Basis of Presentation

  The unaudited consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles, and pursuant to the rules and regulations of the Securities and Exchange Commission for interim reporting. Certain information and footnote disclosures normally included in complete financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. In the opinion of management, the financial statements reflect all adjustments necessary for a fair statement of the operations for the interim periods presented. Interim results are not necessarily indicative of results to be expected in future periods or for the full year. The statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in the Galen Holdings Public Limited Company 2001 Annual Report on Form 20-F filed with the Securities and Exchange Commission.

  The consolidated financial statements include the financial statements of Galen Holdings Public Limited Company ("Galen" or the "Company") and all of its majority owned subsidiaries. Galen does not presently hold investments in any entities that are not majority owned, nor does it have any majority owned subsidiary in which it does not have a controlling financial interest. All intercompany transactions and account balances have been eliminated on consolidation. During 2001 and 2000 the Company completed several acquisitions, which were accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from each of these business combinations as of the date of acquisition. Additional disclosure related to the Company's acquisitions is provided in Note 6.

  Adoption of New Accounting Standards

  Effective October 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations initiated after July 1, 2001, and changes the criteria for recognizing intangible assets apart from goodwill. SFAS 141 also requires that any business combination initiated after June 30, 2001 be accounted for by the purchase method. SFAS 142 provides that goodwill no longer be amortized and the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with these accounting statements and upon adoption, the Company reclassified a total of $2,914 to goodwill from intangible assets (net), representing the assembled workforce associated with the Company's acquisition of Warner Chilcott. See Note 4.

  Galen also adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), effective October 1, 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The results for the Company's Chemical Synthesis Services business ("CSS"), divested during the first quarter fiscal 2002, and the Company's Clinical Trial Services business ("CTS"), divested during the third quarter fiscal 2002, were treated as "discontinued operations."

  In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. SFAS 133 is effective for fiscal years beginning after June 15, 1999, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 1998. Upon initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be reassessed and documented pursuant to the provisions of SFAS 133. Subsequent to the issuance of SFAS 133, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement 133," which defers the effective date of SFAS 133 to periods beginning after June 15, 2000. Galen adopted the statement beginning October 1, 2000. Adoption of the statement had no material impact on the financial statements.

  On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145, the Company will reclassify the losses on extinguishments of debt that were classified as extraordinary items in the nine months ended June 30, 2002 since they do not meet the criteria in Opinion 30 for classification as extraordinary items.

  Inventory

  Inventory is stated at the lower of cost or market. Cost is determined principally on the basis of first in, first out or standards that approximate average cost. Inventory consists of the following:

	June 30,	September 30,
	2002	2001
Finished goods	$ 14,345	$ 10,849
Raw materials	15,201	13,400
	$ 29,546	$ 24,249

  Goodwill and Intangible Assets

  Pursuant to SFAS 142 the Company's goodwill is no longer amortized effective October 1, 2001 (the date of the Company's adoption of this statement) and the Company is required to perform a periodic impairment test for goodwill. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. For this purpose the Company has determined that it has one reporting unit. To identify potential impairment, the fair value of the reporting unit is compared with its carrying amount including goodwill. If the fair value of the reporting unit is less than its carrying value, goodwill is deemed to be potentially impaired. The Company has completed this impairment test as of October 1, 2001 and has determined that goodwill has not been impaired.

  Amortizable intangible assets at June 30, 2002 were as follows:

	Product		Total
	Specific		Intangible
	Assets	Trademarks	Assets
Net book value	$ 368,010	$ 24,752	$ 392,762

Accumulated amortization	$ 24,245	$ 2,373	$ 26,618

  These intangible assets are being amortized on a straight-line basis over 20 years, their estimated useful lives. Intangible asset amortization expense for the nine months ended June 30, 2002 and 2001 amounted to $13,980 and $18,284, respectively. Following is the estimated aggregate amortization expense for the Company's next five fiscal years:

Year Ending September 30,
2002	$ 18,797
2003	$ 19,939
2004	$ 19,939
2005	$ 19,939
2006	$ 19,939

  Following are the changes in goodwill during the nine months ended June 30, 2002:

Balance as of September 30, 2001	$ 253,680
Plus: Reclassification of assembled workforce	2,914
Accrual of contingent consideration	2,000
Foreign currency translation adjustment	9,308
Less: Elimination of contingent consideration	(4,144)
Deferred tax adjustment on assembled workforce	(1,164)
Sale of CSS and CTS	(12,347)
Balance as of June 30, 2002	250,247

  The following table reconciles reported net income to that which would have been reported had SFAS 142 been applied as of the beginning of fiscal 2001:

	Three Months ended		Nine Months ended
	June 30,		June 30,
	2002	2001	2002	2001
Reported net income	$ 113,000	$ 3,838	$ 142,787	$ 6,370
Add back: Goodwill amortization, net of tax	-	3,174	-	9,616
Adjusted net income	$ 113,000	$ 7,012	$ 142,787	$ 15,986

Basic earnings per ADS:
Reported net income	$ 2.44	$ 0.10	$ 3.08	$ 0.16
Goodwill amortization, net of tax	-	0.08	-	0.25
Adjusted net income	$ 2.44	$ 0.18	$ 3.08	$ 0.41

Diluted earnings per ADS:
Reported net income	$ 2.43	$ 0.10	$ 3.06	$ 0.16
Goodwill amortization, net of tax	-	0.08	-	0.24
Adjusted net income	$ 2.43	$ 0.18	$ 3.06	$ 0.40

  Warner Chilcott Senior Notes due 2008

  Warner Chilcott, Inc. ("WCI") at the time of its acquisition by Galen on September 29, 2000 had $200,000 principal amount of 12⅝% senior notes outstanding. The senior notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc ("Warner Chilcott"), WCI's direct parent. In March 2001, Galen unconditionally guaranteed the notes.

  Interest payments on the notes are due semi-annually in arrears on February 15 and August 15. The senior notes are due in February 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the senior notes plus accrued interest. The indenture governing the senior notes limits Warner Chilcott and its subsidiaries' ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

  The indenture governing the senior notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen's acquisition of Warner Chilcott triggered the right of holders to require WCI to repurchase the senior notes. Approximately 20% of the note holders elected to tender their notes under this provision and, on December 13, 2000, Warner Chilcott purchased $40,300 principal amount of the notes. During the nine months ended June 30, 2002, Galen and its affiliates purchased a total of $99,100 of principal amount of the senior notes in privately negotiated transactions for $114,098 plus accrued interest. The Company may, from time to time depending on market conditions, purchase additional senior notes.

  Acquisitions

  On September 29, 2000, Galen acquired all of the outstanding shares and share equivalents of Warner Chilcott through a scheme of arrangement under the laws of the Republic of Ireland. The Company issued 2.5 Galen ordinary shares for each of Warner Chilcott's outstanding ordinary shares. All of Warner Chilcott's outstanding share options and warrants were converted at the same ratio into options and warrants to acquire Galen shares. The total acquisition price of $325,500 consisted of (i) $282,900, in respect of 31,698,554 Galen shares issued in exchange for the 12,680,812 outstanding shares of Warner Chilcott, (ii) $31,200 representing the fair market value of Galen share options and warrants issued in exchange for Warner Chilcott options and warrants, and (iii) $11,400 of acquisition costs. The Warner Chilcott transaction closed on September 29, 2000, the last business day of the Company's fiscal year 2000, and was accounted for as a purchase. Under purchase accounting, the purchase price is allocated to the tangible and intangible assets acquired based upon their respective fair values as of the purchase date.

  In June 2001, Galen purchased from Bristol-Myers Squibb Company Estrace (R) tablets, a branded estrogen replacement therapy product, for approximately $95,000. In connection with the purchase, Galen entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years. Galen acquired rights to all of the intangible assets associated with the product including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value was increased to $123,000 in order to account for certain liabilities assumed by the Company at the time of purchase, and for deferred taxes. The intangible assets are being amortized over 20 years, the product's estimated useful life.

  In March 2002, Galen purchased from Bristol-Myers Squibb Duricef (R), an antibiotic, and Moisturel (R), a skin cream, for approximately $40,440. In connection with the purchases, Galen entered into five-year supply agreements with Bristol-Myers Squibb Manufacturing Company and Westwood-Squibb Pharmaceuticals, Inc., respectively. The asset value has been increased by an additional $5,700 for deferred taxes. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The intangible assets are being amortized over 20 years, the products' estimated useful lives.

  The following unaudited pro forma information presents Galen's results of operations for the nine months ended June 30, 2002 and 2001 assuming that the purchases of Duricef (R), Moisturel (R) and Estrace (R) tablets were completed as of October 1, 2000. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transactions occurred as of October 1, 2000, or of future results of operations.

	Nine Months Ended June 30,
	2002		2001
	Actual	Pro Forma	Actual	Pro Forma

Revenue	$ 174,186	$ 181,968	$ 132,101	$ 169,654
Net income	$ 142,787	$ 146,638	$ 6,370	$ 23,604

Net income per ADS - Basic	$ 3.08	$ 3.17	$ 0.16	$ 0.60
Net income per ADS - Diluted	$ 3.06	$ 3.15	$ 0.16	$ 0.59
Weighted average ADS equivalents outstanding:
Basic	46,294,405	46,294,405	39,331,586	39,331,586
Diluted	46,611,068	46,611,068	40,126,190	40,126,190

  Divestitures

  As of December 31, 2001, the Company sold the Chemical Synthesis Services business ("CSS") for which the Company received cash consideration of approximately $36,000. CSS was a component of the Company's pharmaceutical services business and consisted of SynGal (a division of Galen) and QuChem Limited (a Galen subsidiary), and provides integrated services from basic research and development and small-scale synthesis to kilogram-scale synthesis to customers requiring custom chemical syntheses. CSS employed approximately 110 people based in two Northern Ireland sites and had revenue of $7,500 in the year ended September 30, 2001. In anticipation of the transaction, Galen purchased the 24% minority interest in QuChem Limited that it did not already own for consideration of approximately $960. The Company reported a pre-tax gain of $10,853 from the sale that is included in the Company's Statement of Operations for the nine months ended June 30, 2002. Included in the Company's results for the nine months ended June 30, 2002 are taxes related to the CSS sale amounting to $2,163. As part of this transaction Alan Armstrong, who was President of Galen's pharmaceutical services business at that time, resigned from both his position with Galen and his Galen directorship. Asset and liabilities of the discontinued operations as of December 31, 2001 were as follows:

Fixed assets	$ 25,685
Intangible assets	580
Current assets	2,201
Current liabilities	(2,324)
Deferred income	(1,290)
Net assets of discontinued operations	$ 24,852

  On May 31, 2002, the Company completed the sale of the Clinical Trial Services business ("CTS") for which the Company received consideration, on a cash and debt free basis, which together with payments to clear inter-company indebtedness totaled approximately $191,000. CTS was a component of the Company's pharmaceutical services business and consisted of Gaelta Research and Development Limited and Galen, Inc., both of which were Galen subsidiaries. CTS provides clinical packaging services to pharmaceutical companies that choose to outsource their manufacturing, packaging and distribution of both active drugs and placebos to targeted clinical trial patients. Initially established to meet clients' needs in the U.K. from its facility in Craigavon, the operation rapidly extended its reach and capabilities into Europe and the U.S.. CTS also offers analytical services, including stability testing, complete analytical testing and release and analytical method development. The CTS business also operates facilities in Audubon, Pennsylvania, and in Durham, North Carolina, where it offers specialized clinical packaging services to pharmaceutical companies in the U.S.. CTS had revenue of $58,700 in the year ended September 30, 2001. The Company reported a gain of $105,357 from the sale that is included in the Company's Statement of Operations for the nine months ended June 30, 2002. Under current U.K. tax law, no capital gains tax arises on the disposal of a subsidiary. Assets and liabilities of the discontinued operations as of May 31, 2002 were as follows:

Fixed assets	$ 53,068
Goodwill	11,767
Current assets	23,500
Current liabilities	(81,326)
Deferred income	(1,914)
Net assets of discontinued operations	$ 5,095

  The sales of CSS and CTS are part of the Company's ongoing strategy to focus on its faster growing pharmaceutical products business. Galen intends to use the proceeds from these transactions to pursue selected product acquisitions and strategic opportunities, and for general corporate purposes. A company controlled by a former director and significant shareholder acquired CSS and CTS. Galen still retains Interactive Clinical Technologies, Inc., or ICTI, which the Company intends to sell.

  Revenue Recognition

  Revenue from product sales is recognized upon shipment of products, that is, when title to the product is passed to the customer. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of value-added tax and similar taxes, trade discounts, sales returns, rebates and intercompany transactions.

  Earnings Per Share

  Basic net income per ordinary share (and ADS) is based on the income available to ordinary shareholders divided by the weighted average number of ordinary shares (and equivalent ADSs) outstanding during the period. Diluted income per share is computed by adjusting the weighted average number of ordinary shares (and equivalent ADSs) outstanding during the period for potentially dilutive rights to acquire ordinary shares or ADSs that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company's shares during the period.

  Shares held in the Employee Share Trust are excluded from these calculations. The following table sets forth the computation for each of these calculations:

	Three months ended		Nine months ended
	June 30,		June 30,
	2002	2001	2002	2001
Numerator for basic and diluted net income per
per ordinary share and ADS	$ 113,000	$ 3,838	$ 142,787	$ 6,370
Weighted average number of ordinary shares (basic)	185,181,122	157,406,120	185,177,622	157,326,345
Effect of dilutive stock options	847,888	2,355,514	1,266,650	3,178,415
Weighted average number of ordinary shares (diluted)	186,029,010	159,761,634	186,444,272	160,504,760
Basic and diluted net income per ordinary share	$ 0.61	$ 0.02	$ 0.77	$ 0.04
Weighted average number of equivalent ADSs (basic)	46,295,280	39,351,530	46,294,405	39,331,586
Effect of dilutive stock options	211,972	588,878	316,663	794,604
Weighted average number of equivalent ADSs (diluted)	46,507,252	39,940,408	46,611,068	40,126,190
Basic net income per ADS	$ .44	$ 0.10	$ 3.08	$ 0.16
Diluted net income per ADS	$ 2.43	$ 0.10	$ 3.06	$ 0.16

  Contingencies

  The Company is involved in various legal proceedings of a nature considered normal to its business. In the event of the adverse outcome of these proceedings, the Company believes that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on the financial condition or results of operations of the Company.

  Income Taxes

  Galen operates primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the current and prior year periods. The federal statutory rate in the U.S. was 35% in both periods. In the Republic of Ireland, the statutory rate was 17% in the current period and 21% in the prior year period. Our effective tax rate was 30% in the current period and 65% in the prior year period. The primary reason for the unusually high rate in the prior year period was the goodwill amortization associated with the Company's Warner Chilcott transaction, which is not deductible for tax purposes. The lower effective tax rate for the current period is primarily attributable to the cessation of goodwill amortization upon the Company's adoption of SFAS 142 effective October 1, 2001 (see Note 2).

  Consolidating Schedule

  Following are consolidating schedules reflecting Balance Sheet and Statement of Operations information for the Company as of June 30, 2002, and for the three and nine months ended June 30, 2002 and 2001:

				Other
	Galen	Warner	Warner	Subsidiary	Elimination
	Holdings PLC	Chilcott, plc	Chilcott, Inc.	Companies	Entries	Consolidated
JUNE 30, 2002
Balance Sheet Data:
Assets
Cash and cash equivalents	$ 384,451	$ -	$ 12,018	$ 13,898	$ -	$ 410,367
Accounts receivable, net	23	-	17,776	17,508	-	35,307
Inventories	-	-	45,487	(15,941)	-	29,546
Inter-company receivable (payable)	182,602	(20,712)	13,607	(160,196)	(15,301)	-
Other current assets	1,475	-	3,288	3,794	(5,381)	3,176
Current assets	$ 568,551	$ (20,712)	$ 92,176	$ (140,937)	$ (20,682)	$ 478,396
Property, plant and equipment, net	$ -	$ -	$ 3,298	$ 60,493	$ -	$ 63,791
Intangible assets, net	$ -	$ -	$ 382,296	$ 260,713	$ -	$ 643,009
Other assets	$ 35,516	$ -	$ 12,032	$ 78,172	$ (113,688)	$ 12,032
Investment in subsidiaries	$ 416,221	$ 185,593	$ -	$ -	$ (601,814)	$ -
Liabilities and Equity
Current liabilities	$ 15,598	$ -	$ 23,356	$ 60,192	$ (19,434)	$ 79,712
Long-term debt	$ 35,001	$ -	$ 164,380	$ 76,726	$ (102,004)	$ 174,103
Deferred income taxes	$ -	$ -	$ -	$ 30,094	$ -	$ 30,094
Other non-current liabilities	$ -	$ -	$ -	$ 4,902	$ -	$ 4,902
Shareholders' equity	$ 969,690	$ 164,881	$ 302,066	$ 86,526	$ (614,746)	$ 908,417
THREE MONTHS ENDED JUNE 30, 2002
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 46,903	$ 15,729	-	$ 62,632
Operating Expenses
Cost of goods sold	-	-	15,555	(3,783)	-	11,772
SG&A	4,964	78	12,852	1,885	-	19,779
Research and development	-	-	885	4,753	-	5,638
Depreciation	-	-	182	1,183	-	1,365
Amortization	-	-	2,679	2,474	-	5,153
Total operating expenses	4,964	78	32,153	6,512	-	43,707
Other income (expense)	91,312	-	(4,238)	(87,910)	(911)	(1,747)
Provision for income taxes	-	-	5,233	(41)	-	5,192
Discontinued operations	110,523	-	-	(3,723)	-	106,800
Extrordinary loss	-	-	2,376	3,857	(12,019)	(5,786)
Net Income (Loss)	$ 196,871	$ (78)	$ 7,655	$ (78,518)	$ (12,930)	$ 113,000
NINE MONTHS ENDED JUNE 30, 2002
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 126,692	$ 47,494	-	$ 174,186
Operating Expenses
Cost of goods sold	-	-	43,040	(7,304)	-	35,736
SG&A	2,226	78	37,362	18,229	-	57,895
Research and development	-	-	1,604	12,805	-	14,409
Depreciation	-	-	511	3,411	-	3,922
Amortization	-	-	8,038	5,942	-	13,980
Total operating expenses	2,226	78	90,555	33,083	-	125,942
Other income (expense)	93,314	-	(13,167)	(86,077)	(911)	(6,841)
Provision for income taxes	-	-	9,217	3,489	-	12,706
Discontinued operations	107,957	-	-	13,345	-	121,302
Extrordinary loss	-	-	-	4,807	(12,019)	(7,212)
Net Income (Loss)	$ 199,045	$ (78)	$ 13,753	$ (57,003)	$ (12,930)	$ 142,787
THREE MONTHS ENDED JUNE 30, 2001
Statement of Operations Data:
Product Revenue	$ -	$ -	28,804	17,288	$ -	$ 46,092
Operating Expenses
Cost of goods sold	-	-	4,588	6,305	-	10,893
SG&A	-	-	9,341	5,807	-	15,148
Research and development	-	-	-	3,549	-	3,549
Depreciation	-	-	121	965	-	1,086
Amortization	-	-	5,452	467	-	5,919
Total operating expenses	-	-	19,502	17,093	-	36,595
Interest income (expense)	34	-	(4,686)	258	-	(4,394)
Provision for income taxes	-	-	(325)	3,620	-	3,295
Discontinued operations	-	-	-	2,030	-	2,030
Net Income (Loss)	$ 34	$ -	$ 4,941	$ (1,137)	$ -	$ 3,838
NINE MONTHS ENDED JUNE 30, 2001
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 82,460	$ 49,641	$ -	$ 132,101
Operating Expenses
Cost of goods sold	-	-	14,927	17,762	-	32,689
SG&A	-	(3)	28,409	21,977	-	50,383
Research and development	-	-	-	8,187	-	8,187
Depreciation	-	-	284	2,807	-	3,091
Amortization	-	-	16,835	1,449	-	18,284
Total operating expenses	-	(3)	60,455	52,182	-	112,634
Interest income (expense)	104	-	(15,233)	1,040	-	(14,089)
Provision for income taxes	-	-	2,370	3,567	-	5,937
Discontinued operations	-	-	-	6,929	-	6,929
Net Income (Loss)	$ 104	$ 3	$ 4,402	$ 1,861	$ -	$ 6,370

  Segment Information

This segment information is provided based on the manner in which Galen's management assesses performance and allocates resources, and for which discrete financial information is available. Galen evaluates performance based on operating income. The Company's business consists of one operating segment for internal financial reporting purposes.

Following is selected information for the periods indicated:

  Geographical analysis (based on the location in which sale originated)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2002	2001	2002	2001
Revenue
United States	$ 47,525	$ 29,444	$ 128,356	$ 84,258
United Kingdom	14,708	16,252	44,456	46,634
All Other	399	396	1,374	1,209
	$ 62,632	$ 46,092	$ 174,186	$ 132,101

Operating income
United States	$ 20,945	$ 9,865	$ 54,270	$ 23,565
United Kingdom	(1,579)	(361)	(4,666)	(4,084)
All Other	(441)	(7)	(1,360)	(14)
	$ 18,925	$ 9,497	$ 48,244	$ 19,467

  Product revenue

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2002	2001	2002	2001

Pharmaceutical products - net sales
Womens' healthcare	$ 20,410	$ 11,864	$ 57,288	$ 37,474
Dermatology and urology	27,875	$ 14,481	71,368	41,306
Other	14,347	19,747	45,530	53,321
	$ 62,632	$ 46,092	$ 174,186	$ 132,101

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations of Galen should be read in conjunction with the consolidated unaudited financial statements and notes thereto, appearing in Section I-A of this Form 6-K. The financial data analyzed in this discussion has been prepared in accordance with U.S. GAAP.

Overview

Galen is a specialty pharmaceutical company focused principally on the women's healthcare, dermatology and urology therapeutic areas. We develop, manufacture, supply and market branded prescription pharmaceutical products in the United Kingdom, Ireland and the United States. Revenue from sales of our products in the United States is now the most rapidly expanding part of our business. An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technologies, particularly our proprietary intravaginal ring, or IVR, technology. Our IVR is able to deliver a wide range of medicines to the patient over periods of up to three months.

Our pharmaceutical products business, which includes our research and development activities, focuses on the women's healthcare therapeutic area and other product areas such as dermatology and urology. Our principal products include:

    Estrace (R) vaginal cream, a locally applied estrogen to treat vaginal atrophy, that we acquired from Bristol-Myers Squibb Company in February 2000;

    Estrace (R) tablets, an estrogen replacement therapy product, that we acquired from Bristol-Myers Squibb Company in June 2001;

    Ovcon (R) 35 and Ovcon (R) 50, both oral contraceptives, that we acquired from Bristol-Myers Squibb Company in February 2000;

    Doryx (R) 75 and Doryx® 100, oral antibiotics for the treatment of acne and for adjunctive therapy in the treatment of severe acne; and

    Duricef (R), an antibiotic for the treatment of streptococcal pharyngitis and skin/skin-structure infections, that we acquired from Bristol-Myers Squibb Company in March 2002.

We have a pipeline of products in development principally for the U.S. market, including a number utilizing the IVR drug delivery technology.

Through our U.S. sales force of approximately 225 representatives, we market our portfolio of branded pharmaceutical specialty products targeted at the women's healthcare market. We believe we have one of the largest women's healthcare sales forces calling on physician specialists including obstetrician/gynecologists, dermatologists and urologists in the United States. Our sales force of approximately 115 representatives in the United Kingdom and Ireland markets our product portfolio through direct contact with general practitioners, community pharmacists and hospital consultants.

We manufacture finished pharmaceutical products for our U.K. products business at our facilities in Craigavon and Larne, Northern Ireland. While we manufacture most of the products that we market in the United Kingdom, certain of our U.K. pharmaceutical products and all of our U.S. pharmaceutical products are manufactured for us under contracts with third parties.

As part of our ongoing strategy to focus on growing our pharmaceutical products business, we have divested a significant part of our pharmaceutical services business. This process began in December 2001 when we disposed of our Clinical Synthesis Services, or CSS, business for cash consideration of approximately $36 million. On May 31, 2002, we disposed of our Clinical Trials Services business, or CTS, for a total consideration, on a cash and debt free basis, of approximately $191 million. Galen still retains Interactive Clinical Technologies, Inc., or ICTI, which the Company intends to sell.

For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

Effect of the Acquisition of Warner Chilcott. On September 29, 2000 we acquired Warner Chilcott, a U.S. based developer and marketer of branded prescription pharmaceutical products, for $325.5 million. The purchase consideration consisted of the issuance of 31,698,554 ordinary shares, valued at $282.9 million, in exchange for all of the outstanding shares of Warner Chilcott, and the issuance of Galen share options and warrants valued at $31.2 million to former holders of Warner Chilcott options and warrants and $11.4 million of transaction related costs.

The acquisition of Warner Chilcott, which closed on the last business day of our 2000 fiscal year, was accounted for as a purchase. The acquisition had and will have the following effects on our results of operations:

    We recognized intangible assets in the amount of $199.9 million related to the Ovcon (R) 35 and Ovcon (R) 50 and Estrace (R) cream products of Warner Chilcott. We are amortizing this amount over a period of 20 years and, as a consequence, amortization of intangible assets will be substantially greater than prior periods and reduce net income accordingly.

    We recognized goodwill in the amount of $212.1 million (Galen ceased amortizing goodwill effective October 1, 2001 upon the adoption of a new U.S. accounting standard which prohibits the amortization of goodwill).

    In February 2000, Warner Chilcott, Inc. issued $200.0 million principal amount of 12⅝% senior notes due 2008. Our acquisition of Warner Chilcott triggered the right of each holder of Warner Chilcott senior notes to require us to repurchase their notes at 101% of the principal amount of notes presented for repurchase. After holders of approximately 20% of the notes exercised their repurchase right, Warner Chilcott had $159.7 million of senior notes outstanding. In December 2001, we purchased $20.0 million of principal amount of senior notes and, as of the date of this report, we have purchased an additional $91.3 million of principal amount of senior notes in privately negotiated transactions during 2002. We may, from time to time depending on market conditions, continue to purchase additional Warner Chilcott's senior notes. Interest payments on the senior notes are due semi-annually in arrears on February 15 and August 15. The senior notes are redeemable prior to maturity at the option of Warner Chilcott, Inc., in whole or in part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100%. Unless and until redeemed, interest payments associated with the senior notes will increase our net interest expense as compared with our interest expense prior to the acquisition of Warner Chilcott.

Effect of the Acquisition of Estrace (R) Tablets. Consistent with our strategy to acquire established branded pharmaceutical products and to increase sales of those products in the United States through enhanced promotional efforts, on June 29, 2001 we acquired from Bristol-Myers Squibb Company Estrace (R) tablets, an estrogen replacement therapy product with net sales of $40.5 million for the year ended December 31, 2000. The gross profit for this product was $39.2 million for the year ended December 31, 2000. The value of the net assets attributable to Estrace® tablets on acquisition was approximately $95 million. The purchase price for Estrace (R) tablets was approximately $95 million. In connection with this acquisition, we also entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years.

Effect of Equity Offering. In July 2001, we completed our third equity offering. The total net proceeds to us, after underwriters' commissions and other expenses of the offering, were approximately $268 million. We have used a portion of these net proceeds to expand our portfolio of pharmaceutical products and to repurchase a portion of our outstanding senior notes, and we intend to use the remaining net proceeds to pursue other selected product acquisitions and strategic opportunities, and for general corporate purposes.

Effect of Chemical Synthesis Services Sale. As of December 31, 2001, we sold our CSS business. CSS consisted of SynGal (a Galen subsidiary) and QuChem Limited (a Galen subsidiary), and provided integrated services from basic research and development and small-scale synthesis to kilogram scale synthesis to customers requiring custom chemical syntheses. CSS employed approximately 110 staff members based in two Northern Ireland sites and had revenue of $7.5 million in the year ended September 30, 2001. We reported a pre-tax gain of $10.9 million from the sale that is included in our Statement of Operations for the nine months ended June 30, 2002. As part of this transaction Alan Armstrong, who was President of our pharmaceutical services business at that time, resigned from both his position with Galen and his Galen directorship. We intend to use the proceeds from this transaction to expand our portfolio of branded pharmaceutical products through selected product acquisitions and other strategic opportunities, product development and for general corporate purposes.

Effect of the Acquisition of Duricef (R) and Moisturel (R). Consistent with our strategy to acquire established branded pharmaceutical products and to increase sales of those products in the United States through enhanced promotional efforts, on March 28, 2002 we acquired from Bristol-Myers Squibb Company Duricef (R), an antibiotic, and Moisturel (R), an over-the-counter skin cream. Prior to our acquisition of the products, they generated combined sales for the year ended December 31, 2001 of approximately $17 million, with gross margins of 85%. The purchase price for Duricef (R) and Moisturel (R) was approximately $40.4 million. In connection with this acquisition, we also entered into five-year supply agreements with Bristol-Myers Squibb Manufacturing Company and Westwood-Squibb Pharmaceuticals, Inc., respectively, in relation to these products.

Effect of Clinical Trial Services Sale. On May 31, 2002, we completed the sale of our CTS business. CTS, carried out through Gaelta Research and Development Limited and Galen, Inc., provides clinical packaging services to pharmaceutical companies that choose to outsource their manufacturing, packaging and distribution of both active drugs and placebos to targeted clinical trial patients. CTS also offers analytical services, including stability testing, complete analytical testing and release and analytical method development. CTS had revenue of $58.7 million in the year ended September 30, 2001. This sale is part of our ongoing strategy to focus on our faster growing pharmaceutical products business through the sale of our non-core pharmaceutical services businesses. Proceeds from the sale will provide us with greater financial flexibility and enable us to continue our growth strategy through ongoing development and selective product acquisitions and other strategic opportunities to strengthen our pharmaceutical products business.

Effect of Currency Fluctuations. Our revenue streams and operating expenses are denominated in two primary currencies: the U.S. dollar and the pound sterling. With the acquisition of Warner Chilcott, an increasing proportion of our revenue is earned in U.S. dollars (approximately 74% for the nine months ended June 30, 2002). In this report, we translated revenue earned in pounds sterling to U.S. dollars in our Statement of Operations at the average exchange rate for the relevant period. Substantially all of our operating expenses in the United States are denominated in U.S. dollars and our capital investment in the United States has been funded by U.S. dollar borrowings, reducing our exposure to changes in the U.S. dollar to pounds sterling exchange rate. However, changes in exchange rates between the U.S. dollar and the pound sterling will affect our reported results of operations. A material appreciation of the U.S. dollar against the pound sterling would reduce our U.S dollar reported earnings, while the depreciation of the U.S. dollar against the pound sterling would increase our U.S. dollar reported earnings

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Our significant policies are described in Note 1 to the consolidated financial statements included in our U.S. 2001 Annual Report.

Impairment of Goodwill. We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. We have completed our impairment test as of October 1, 2001 and have determined that goodwill has not been impaired. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment would affect our financial condition and results of operations.

Allowance for Doubtful Accounts. We record an allowance for estimated bad debts included in our accounts receivable. This allowance is determined based on our historical collection and write-off experience. An allowance is also made for customer accounts for which we believe that collectibility is doubtful. Management's judgment is a key factor in determining this allowance and, as such, additional allowances may be required.

Inventory. Our inventory is stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items where appropriate. The provisioning process requires the use of management's judgment.

New Accounting Pronouncements

On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145, the we will reclassify the losses on extinguishments of debt that were classified as extraordinary items in the nine months ended June 30, 2002 since they do not meet the criteria in Opinion 30 for classification as extraordinary items.

Results of Operations

Three months ended June 30, 2002 and 2001.

Revenue. Revenue from continuing operations for the three months ended June 30, 2002 (the third quarter fiscal 2002) increased 35.9%, or $16.5 million, to $62.6 million from $46.1 million for the three months ended June 30, 2001 (the third quarter fiscal 2001). Our continuing operations represent our pharmaceutical products business, which includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and Ireland. We continue to benefit from the positive strategic impact of the acquisition of Warner Chilcott in September 2000 and the establishment of a strong pharmaceutical base in the U.S. Our top three pharmaceutical products Ovcon (R), our oral contraceptive, Estrace (R) cream which we promote to the urologist for vulval and vaginal atrophy associated with menopause, and Doryx (R), our pelletized oral formulation of doxycycline for the treatment of acne, continue to generate improved results. Also contributing to our favorable results is our acquisition of three products (Duricef (R) and Moisturel (R) acquired in March 2002 and Estrace (R) tablets acquired in June 2001) for which revenue is included in our results for the third quarter fiscal 2002 and not in the prior year quarter.

Gross profit and gross margin. Gross profit of $50.9 million for the third quarter fiscal 2002 increased 44.5%, or $15.7 million, from $35.2 million in the prior year quarter. These improved results reflect the impact of our improved gross margin to 81.2% from 76.4% in the prior year quarter, demonstrating the increasing impact of sales of higher margin pharmaceutical products in the U.S.

Operating expenses. Selling, general and administrative expenses of $19.8 million for the third quarter fiscal 2002 increased 30.6%, or $4.7 million, from $15.1 million representing our increased selling and promotion activities particularly in the U.S. by Warner Chilcott. This increase in spending corresponds with the 35.9% increase in our pharmaceutical products revenue. Our research and development expenses of $5.6 million increased 58.9%, or $2.1 million, from $3.5 million in the prior year quarter. Our activities are now firmly directed towards the development of proprietary products for commercialization in the U.S., which are based on drug delivery systems such as the intravaginal ring, or IVR. We are also pursuing the development of new products and line extensions that complement and strengthen our core pharmaceutical products business. In June 2002, the New Drug Application, or NDA, for a line extension of our contraceptive, Ovcon (R), was accepted for filing by the Food and Drug Administration, or FDA. In February 2002 the NDA for our estradiol acetate IVR for hormone replacement therapy was also accepted for filing by the FDA. Our proprietary line extension for Estrace (R) tablets is in Phase III in the U.S. and we anticipate submitting the NDA to the FDA in 2003. Our activities also include the development of other IVR applications for the treatment of sexual dysfunction and local infection. Finally, our activities included the January 2002 launch of a 75mg line extension for Doryx (R).

Depreciation and amortization expense. Depreciation expense of $1.4 million for the third quarter fiscal 2002 increased $0.3 million as compared to $1.1 million in the prior year quarter. This increase is the result of our continued expansion and investment in our property, plant and equipment. Amortization expense of $5.1 million decreased $0.8 million from $5.9 million. Effective October 1, 2001, we ceased amortizing our goodwill due to our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The resulting reduction in amortization expense of $3.4 million in the third quarter fiscal 2002 was almost entirely offset by the increase in the current quarter for amortization expense associated with our acquisition of Duricef (R) and Moisturel (R) in March 2002 and Estrace (R) tablets in June 2001.

Interest income and interest expense. Interest income of $2.4 million more than doubled as compared to the prior year quarter income of $0.9 million as funds held for investment were higher during the third quarter fiscal 2002 than in the prior year quarter. Funds held for investment were most significantly increased as a result of our July 2001 equity offering from which we raised approximately $268 million net of fees and, more recently, as a result of our sale of our CTS and CSS businesses for which we received a total cash consideration of approximately $227 million. Interest expense of $4.2 million decreased $1.1 million as compared to $5.3 million incurred during the prior year quarter. This expense reduction is related to our purchase of a significant portion of our senior subordinated notes acquired as part of the Warner Chilcott transaction. During the third quarter fiscal 2001 the principal outstanding was $159.7 million. During the nine months ended June 30, 2002, we purchased in privately negotiated transactions a total of $99.1 million of the principal amount. The average principal outstanding during the third quarter fiscal 2002 was $97.0 million.

Provision for income taxes. Taxes increased $1.9 million to $5.2 million for the third quarter fiscal 2002 as compared to $3.3 million for the prior year quarter. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the current and prior year quarters. The federal statutory rate in the U.S. was 35% in both quarters. In the Republic of Ireland, the statutory rate was 17% in the current quarter and 21% in the prior year quarter. Our effective tax rate was 30% in the current quarter and 65% in the prior year quarter. The primary reason for the higher rate in the third quarter fiscal 2001 was the goodwill amortization associated with our Warner Chilcott transaction, which is not deductible for tax purposes. The lower effective tax rate for the third quarter fiscal 2002 is primarily attributable to the cessation of goodwill amortization effective October 1, 2001 described above.

Discontinued Operations. Our discontinued operations represent our CSS business (sold as of December 31, 2001) and CTS business (sold as of May 31, 2002). During the third quarter fiscal 2002 we reported a gain of $105.4 million representing the sale of CTS. Under current U.K. tax law, no capital gain tax arises on the disposal of a subsidiary. Also included in our results is income from discontinued operations of $1.4 million, net of taxes, which represents the CTS business through the date of sale in May 2002.

Extraordinary Loss. The extraordinary loss recorded in the third quarter fiscal 2002 represents the premium of $12.0 million we paid in connection with the purchase of $79.1 million principal amount of Warner Chilcott senior subordinated notes. The premium of $12.0 million was offset by a tax benefit of $3.9 million and adjusted for the write-off of remaining amortization of discount.

Net income. The result of the items discussed above was that we reported $113.0 million of net income for the third quarter fiscal 2002 as compared to net income of $3.8 million in the prior year quarter. Net income per ADS was $2.44 on a basic basis ($2.43 on a diluted basis). The weighted average number of ADS equivalent shares outstanding increased by 6.9 million due primarily to the issuance of 6.6 million ADS equivalents in relation to our July 2001 equity offering.

Nine months ended June 30, 2002 and 2001.

Revenue. Revenue from continuing operations for the nine months ended June 30, 2002 increased 31.9%, or $42.1 million, to $174.2 million from $132.1 million for the nine months ended June 30, 2001. Our continuing operations represent our pharmaceutical products business, which includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and Ireland. We continue to benefit from the positive strategic impact of the acquisition of Warner Chilcott in September 2000 and the establishment of a strong pharmaceutical base in the U.S. Our top three pharmaceutical products: Ovcon (R), our oral contraceptive, Estrace (R) cream which we promote to urologists for vulval and vaginal atrophy associated with menopause, and Doryx (R), our pelletized oral formulation of doxycycline for the treatment of acne, reached aggregate sales of $94.1 million for the nine months ended June 30, 2002. This is an increase of 50% as compared to the prior year period. Also contributing to these favorable results is our acquisition of three products (Duricef (R) and Moisturel (R) acquired in March 2002 and Estrace (R) tablets acquired in June 2001) for which revenue is included in our results for the nine months ended June 30, 2002 and not in the prior year period.

Gross profit and gross margin. Gross profit of $138.5 million for the nine months ended June 30, 2002 increased 39.3%, or $39.1 million, from $99.4 million in the prior year period. These improved results reflect the impact of our improved gross margin to 79.5% from 75.3% in the prior year period, demonstrating the increasing impact of sales of higher margin pharmaceutical products in the U.S.

Operating expenses. Selling, general and administrative expenses of $57.9 million for the nine months ended June 30, 2002 increased 14.9%, or $7.5 million, from $50.4 million representing our increased selling and promotion activities particularly in the U.S. by Warner Chilcott. This increase in spending corresponds with the 31.9% increase in our pharmaceutical products revenue. Our research and development expenses of $14.4 million increased 76.0%, or $6.2 million, from $8.2 million in the prior year period. Our activities are now firmly directed towards the development of proprietary products for commercialization in the U.S., which are based on drug delivery systems such as the intravaginal ring, or IVR. We are also pursuing the development of new products and line extensions that complement and strengthen our core pharmaceutical products business. In June 2002, the New Drug Application, or NDA, for a line extension of our contraceptive, Ovcon (R), was accepted for filing by the Food and Drug Administration, or FDA. In February 2002 the NDA for our estradiol acetate IVR for hormone replacement therapy was also accepted for filing by the FDA. Our proprietary line extension for Estrace (R) tablets is in Phase III in the U.S. and we anticipate submitting the NDA to the FDA in 2003. Our activities also include the development of other IVR applications for the treatment of sexual dysfunction and local infection. Finally, our activities included the January 2002 launch of a 75mg line extension for Doryx (R).

Depreciation and amortization expense. Depreciation expense of $3.9 million for the nine months ended June 30, 2002 increased $0.8 million as compared to $3.1 million in the prior year period. This increase is the result of our continued expansion and investment in our property, plant and equipment. Amortization expense of $14.0 million decreased $4.3 million from $18.3 million. Effective October 1, 2001, we ceased amortizing our goodwill due to our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The resulting reduction in amortization expense of $10.2 million in the nine months ended June 30, 2002 was almost entirely offset by the increase in the current quarter for amortization expense associated with our acquisition of Duricef (R) and Moisturel (R) in March 2002 and Estrace (R) tablets in June 2001.

Interest income and interest expense. Interest income of $7.0 million for the nine months ended June 30, 2002 almost doubled as compared to the prior year income of $3.6 million as funds held for investment were higher during the nine months ended June 30, 2002 than in the prior year period. Funds held for investment were most significantly increased as a result of our July 2001 equity offering from which we raised approximately $268 million net of fees and, more recently, as a result of our sale of our CTS and CSS businesses for which we received a total cash consideration of approximately $227 million. Interest expense of $13.8 million decreased $3.9 million as compared to $17.7 million incurred during the prior year period. This expense reduction is related to our purchase of a significant portion of our senior subordinated notes acquired as part of the Warner Chilcott transaction. During the nine months ended June 30, 2002, we purchased in privately negotiated transactions a total of $99.1 million principal amount of the notes; the average principal outstanding during this period was $131.0 million. The average principal outstanding during the nine months ended June 30, 2001 was $170.0 million.

Provision for income taxes. Taxes increased $6.8 million to $12.7 million for the nine months ended June 30, 2002 as compared to $5.9 million for the prior year period. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the current and prior year periods. The federal statutory rate in the U.S. was 35% in both periods. In the Republic of Ireland, the statutory rate was 17% in the current period and 21% in the prior year period. Our effective tax rate was 31% in the current period and 110% in the prior year period. The primary reason for the unusually high rate in the prior year period was the goodwill amortization associated with our Warner Chilcott transaction, which is not deductible for tax purposes. The lower effective tax rate for the nine months ended June 30, 2002 is primarily attributable to the cessation of goodwill amortization effective October 1, 2001 described above.

Discontinued Operations. Our discontinued operations represent our CTS business (sold as of May 31, 2002) and CSS business (sold as of December 31, 2001). During the nine months ended June 30, 2002, we reported a gain of $105.4 million representing the sale of CTS. Under current U.K. tax law, no capital gains tax arises on the disposal of a subsidiary. We also reported a gain of $10.8 million during the nine months ended June 30, 2002 representing the sale of the CSS business. As U.K. capital gains tax on the sale of a subsidiary was in effect at the time of this sale, we recorded a tax charge for the CSS disposal that amounted to $2.2 million. Also included in our results is income from discontinued operations of $7.3 million, net of taxes, which represents the CTS and CSS businesses through the dates of sale.

Extraordinary Loss. The extraordinary loss recorded in the nine months ended June 30, 2002 represents the premium of $15.0 million we paid in connection with the purchase of $99.1 million principal amount of Warner Chilcott senior subordinated notes. The premium of $15.0 million was offset by a tax benefit of $4.8 million and adjusted for the write-off of remaining amortization of discount.

Net income. The result of the items discussed above was that we reported $142.8 million of net income for the nine months ended June 30, 2002 as compared to net income of $6.4 million in the prior year period. Net income per ADS was $3.08 on a basic basis ($3.06 on a diluted basis). In May 2002, your board declared the payment of an interim dividend of 1.00 pence per ordinary share (4.0 pence per ADS), which represents an increase of 20% over the 0.83 pence per ordinary share (3.32 pence per ADS) declared for the previous interim period. The dividend payment date is August 23, 2002. The weighted average number of ADS equivalent shares outstanding increased by 6.9 million due primarily to the issuance of 6.6 million ADS equivalents in relation to our July 2001 equity offering.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements, except for operating leases considered normal to our business.

Liquidity and Capital Resources

Earnings before interest, tax, depreciation and amortization, or EBITDA, of $66.1 million for the nine months ended June 30, 2002 increased 62.0%, or $25.3 million, from the prior year period's EBITDA of $40.8 million. Our net cash provided by operating activities also experienced a corresponding improvement, increasing from $41.3 in the prior year period to $56.0 for the nine months ending June 30, 2002. As would be expected during periods of growth, our investment in working capital was higher during the nine months ended June 30, 2002 as compared to the prior year period. Our increased revenues in the current period generated the increases in our inventory, accounts receivable, prepaid expense, other assets and current liabilities.

The major source of cash flows during the nine months ended June 30, 2002 was the sale of CTS and CSS for which we received cash consideration of approximately $227 million. Our purchase of Duricef (R) and Moisturel (R) in March 2002 for approximately $40.4 million was our most significant use of cash for investing activities. A use of $14.4 million reflects our continued expansion and investment in our property, plant and equipment. The significant use of cash for financing activities was our purchase of a total of $99.1 million principal amount of Warner Chilcott senior notes for $114.1 million plus accrued interest of $3.3 million. During our fourth quarter fiscal 2002 we have purchased an additional $12.2 million principal amount for $14.0 million plus accrued interest of $0.7 million. Depending on market conditions, we may again purchase senior notes in the open market. In February 2002, we disbursed our final fiscal 2001 dividend totaling $4.5 million.

We ended the current period with $410.4 million cash on hand as compared with $326.1 million at September 30, 2001. We intend to fund our future operating liquidity needs, including capital expenditures and dividend payments, through a combination of cash generated from operations, cash balances on hand and availability under credit facilities. At June 30, 2002, we had $44.1 million of availability agreed in principle but not yet committed, pending our request.

There is no significant seasonality to our funding requirements, and we believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. We evaluate our balance sheet periodically to determine whether to refinance outstanding indebtedness with cash on hand or with other indebtedness. Accordingly, we may choose to reduce our indebtedness from time to time. In the event that we pursue significant acquisitions, we may be required to raise additional funds through the issuance of debt or equity securities.

Trend Information

Several trends may affect our future results of operations, liquidity and capital resources, including:

    Acceptability of hormone replacement therapy;

    Acceptability of IVR technology;

    Delays in introducing new products due to governmental regulation; and

    Fluctuations in reported results due to foreign exchange rate trends.

Acceptability of hormone replacement therapy.

Three of our products, Estrace (R) tablets, Estrace (R) cream and Menoring (R), are estrogen replacement therapies. These single hormone (estrogen) products are used by women to alleviate symptoms associated with menopause. Various studies have examined the long-term health effects associated with different forms and combinations of hormone replacement therapies ("HRT"). While we believe that the findings of these studies are either not applicable to our estrogen replacement products or are inconclusive, we cannot predict how physicians and patients may alter their attitudes toward our estrogen replacement products in reaction to the continuing controversy regarding HRT. To date, the findings of these studies have had little or no effect on our results of operations.

Acceptability of IVR technology.

An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technologies, particularly our intravaginal ring, or IVR, technology. To date, IVR technology has not been widely used as a drug delivery technology and it may not be readily accepted by either prescribing physicians or their patients. Other alternative hormone replacement therapies, including orally administered tablets and transdermal patches have each been used for some time and are more familiar to many prescribing physicians and their patients. If our IVR technology is not accepted by prescribing physicians or by patients we may not achieve our anticipated growth and our liquidity and results of operations could be adversely affected.

Delays in introducing new products and supply of pharmaceutical products due to governmental regulation.

Another important part of our strategy is to develop and commercialize proprietary products and we have a number of products in various stages of development. To begin marketing most of our new products, we must obtain approval from regulatory bodies, including the U.S. Federal Drug Administration, the U.K. Medicines Control Agency and other regulatory bodies based upon pre-clinical testing, manufacturing chemistry and control data, bio-availability and other clinical data which we are required to generate prior to gaining regulatory approval. We cannot guarantee that any of our new products will meet these clinical requirements or that we otherwise will be able to obtain the necessary regulatory approvals to enable us to market them in the future.

Fluctuations in reported results due to foreign exchange rate trends.

As described elsewhere in this section, changes in exchange rates between the U.S. dollar and the pound sterling will affect our reported results of operations. A material depreciation of the U.S. dollar against the pound sterling would increase our U.S. dollar reported earnings. Given our inability to predict the degree of exchange rate fluctuations, we cannot estimate the effect these fluctuations may have upon future reported results or our overall financial condition.

Contractual Obligations and Commercial Commitments

The following summarizes our financial commitments as of June 30, 2002 (in millions of U.S. dollars):
				Greater
	Less Than	1 to 3	4 to 5	Than 5
	1 Year	Years	Years	Years	Totals

Short term capital leases	$ 0.1	$ -	$ -	$ -	$ 0.1
Long term capital leases	-	0.6	-	-	0.6
Long term borrowings	1.9	132.8	-	40.7	175.4
Operating lease commitments	1,217.0	1,766.0	190.0	-	3,173.0
Totals	$ 1,219.0	$ 1,899.4	$ 190.0	$ 40.7	$ 3,349.1

Inflation

Inflation had no material impact on our operations during the three months ended June 30, 2002.

C. Quantitative and Qualitative Disclosures About Market Risk

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

  interest rates on debt, and

  foreign exchange rates.

The following risk management discussion includes forward-looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest rates

We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. Currently, we do not hedge exposure to interest rate fluctuations through the use of derivative instruments.

Foreign exchange

Most of the revenue generated and expenses incurred during the nine months ended June 30, 2002 and 2001 were denominated in the functional currency of the country in which they were generated. To the extent that we have expanded and continue to expand our operations in the United States, revenues and expenses will continue to be generated in the local currency. We use local currency cash flows to pay similarly denominated expenses to the extent available, although we cannot be certain that we will be able to continue this strategy.

We had no foreign currency option contracts at June 30, 2002. To date, we have not extensively used foreign currency hedging transactions because our exposure to foreign exchange fluctuations has been limited. Capital investment in the United States has been funded by U.S. dollar borrowings as a hedge against foreign currency movements. We intend to use foreign currency hedging more extensively in the future, but cannot give assurances that the use of such instruments will effectively limit our exposure.

II - OTHER INFORMATION

  Legal Proceedings

  We are involved in various legal proceedings of a nature considered normal to our business. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations.

  Submission of Matters to a Vote of Security Holders

    Our Extraordinary Meeting of shareholders was held on May 29, 2002 in Belfast, Northern Ireland.

    The matter of the disposal of Clinical Trial Services ("CTS") to a company controlled by a former director and significant shareholder was brought to vote. The disposal was approved with a majority vote.

  Exhibits and Reports on Form 6-K or 8-K

  Exhibits:

  Exhibit No. Description

  99.1 News release, as amended, announcing our results in the third quarter to June 30, 2002 and completion of the sale of CTS, attached to which are our unaudited consolidated financial statements as of June 30, 2002 and for the three and nine months ended June 30, 2002 and 2001.

  For all Exhibits required under Rule 601 of Regulation S-K to be filed with a Quarterly Report on Form 10-Q, please see the exhibits set forth on pages 74 and 75 of our U.S. 2001 Annual Report.

  Reports on Form 6-K or 8-K:

Our Form 6-K, dated June 4, 2002, contained our news releases announcing our declaration of a dividend on May 8, 2002, results of the extraordinary general meeting on May 29, 2002 and the completion of the sale of our CTS business on May 31, 2002.

Our Form 6-K, dated May 15, 2002, contained a news release announcing the execution of an agreement to dispose of our clinical trials services business, and our unaudited consolidated financial statements for the three and six months ended March 31, 2002 and 2001, and as of March 31, 2002 prepared in accordance with U.K. generally accepted accounting principles and presented in U.K. pounds sterling.

Our Form 6-K, dated May 15, 2002, contained our unaudited consolidated financial statements for the three and six months ended March 31, 2002 and 2001, and as of March 31, 2002 prepared in accordance with U.S. generally accepted accounting principles and presented in U.S.dollars.

Our Form 6-K, dated April 5, 2002, contained our news release announcing our acquisition of two products, Duricef (R) and Moisturel (R), on March 28, 2002.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 14, 2002 Galen Holdings PLC

/s/ R. G. Elliott

Name: R. G. Elliott

Title: Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

Craigavon, Northern Ireland/Rockaway, NJ 7 August 2002

Galen Holdings PLC

Announces record results in the third quarter to 30 June 2002 and Completion of the sale of CTS

Craigavon, Northern Ireland/Rockaway, New Jersey, USA - 7 August 2002 : Galen Holdings PLC ("Galen") (LSE: GAL.L, Nasdaq: GALN), the international specialty pharmaceutical products company, announces its results for the quarter ended 30 June 2002.

Highlights

	Quarter ended 30 June 2002 ( L m)	Quarter ended 30 June 2001 ( L m)	Change (%)
Revenues
- Products	42.2	32.5	30.0%
- Services[1]	10.7	14.2	-24.9%
Total	52.9	46.7	13.3%

Operating profits[2]

- Products	16.3	10.9	49.4%
- Services[1]	1.2	3.2	-60.8%
Total	17.5	14.1	24.5%

Earnings per share[2]	8.3	6.0	38.3%

1 CTS sale completed May 31, 2002

2 before exceptional items and amortisation of goodwill and intangible assets

  Earnings per ordinary share, before exceptional items and amortisation of goodwill and intangible assets, increased to 8.3p, up 38.3% over the same quarter in the prior year.

  The company reported an exceptional gain of L71.0 million in the quarter relating to the sale of its CTS division. This gain is not reflected in the above normalised earnings per share calculation.

  Pharmaceutical product revenue increased by 30% from L32.5 million to L42.2 million reflecting strong underlying growth in our core brands and the addition of both Duricef (R) and Moisturel (R), which were acquired in late March 2002.

  Pharmaceutical services revenue was L10.7 million, a decrease of 24.9% over last year due to the sale of CTS during the quarter. The results of the quarter and nine months ending 30 June 2002, include the CTS business until 30 May 2002 reflecting its disposal at that date.

  Gross Profit increased to L38.7 million from L30.2 million, an increase of 28%. This represents an improvement in our Gross Margin to 73% this quarter compared to 65% in the quarter ended 30 June 2001, demonstrating the increasing impact of sales of higher margin pharmaceutical products in the U.S.

  Operating margins also reflect the impact of the growth of our pharmaceutical products business with operating profits increasing to L17.5 million with a 33% margin in the quarter compared to L14.1 million and 30% in the same quarter last year. Pharmaceutical products on their own contributed an operating profit of L16.3 million, a 39% operating margin, notwithstanding an increase in R&D spending from L2.5 to L3.8 million.

  During the quarter the business generated cash of L17.3 million. In addition, we raised L130 million from the sale of CTS and we retired a total of L68.2 in debt, including buying back L54.7 million of high-coupon bonds. At the end of the quarter our cash on hand increased to L268 million, and our net cash position, after long term debt (including L40.7 million bonds remaining), stood at L154 million.

Commenting on the results, Roger Boissonneault, Chief Executive, said:

"During the quarter we once again executed on our strategy of transitioning into a pure pharmaceutical products company with the sale of our CTS division. This further strengthens our capacity to invest in our products business, particularly in the U.S., our primary engine for future growth. Our core pharmaceutical business remains strong with our top three promoted products, Ovcon, Estrace Cream and Doryx reaching aggregate sales of L65 million for the first nine months of the year, an increase of 50% over the same period last year.

As in previous announcements, we reiterate that the true measure of performance of a pharmaceutical company remains the growth in new prescriptions of its promoted products. Compared to the same calendar period in 2001, new prescription data to date for Ovcon, Estrace Cream and Doryx showed growth rates of 30%, 5% and 77% respectively.

Our development programmes are progressing to schedule and during the quarter the NDA for our Ovcon® line extension was accepted for filing by the FDA.

The business is well placed as we enter our final quarter."

Note:

Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

# # #

For further information, please contact:

Galen Holdings PLC

David G. Kelly Tel: + 44 (0) 28 3833 4974

Financial Dynamics

Fiona Noblet Tel: + 44 (0) 20 7831 3113

A conference call will take place today at 2:00pm (UK) / 9:00 am (US). Please call Mo Noonan on 020 7269 7116 or Jane Cash at 973-442-3290 for further details.

Unaudited results for the period ended 30 June 2002

Consolidated profit and loss account

	Unaudited Quarter ended 30 June		Unaudited Nine months ended 30 June		Audited Year ended 30 September
	2002	2001	2002	2001	2001
	L'000	L'000	L'000	L'000	L'000
Turnover
Pharmaceutical products	42,185	32,452	120,150	91,823	127,413
Pharmaceutical services - discontinued operations	10,674	14,213	40,170	41,035	55,270
Total turnover	52,859	46,665	160,320	132,858	182,683
Cost of sales	14,115	16,473	49,065	46,237	64,187
Gross profit	38,744	30,192	111,255	86,621	118,496
Net operating expenses
Before amortisation of goodwill and intangibles	21,231	16,127	61,015	46,468	63,555
Goodwill and intangibles amortisation	7,075	5,858	20,732	17,817	24,602
Total net operating expenses	28,306	21,985	81,747	64,285	88,157
Operating profit
Before amortisation of goodwill and intangibles:
Pharmaceutical products	16,269	10,888	42,995	30,521	43,438
Pharmaceutical services - discontinued operations	1,244	3,177	7,245	9,632	11,503
Total before goodwill and intangibles amortisation	17,513	14,065	50,240	40,153	54,941
Goodwill and intangibles amortisation	7,075	5,858	20,732	17,817	24,602
Total operating profit	10,438	8,207	29,508	22,336	30,339
Gain on sale of discontinued operations	71,053	-	78,580	-	-
Investment income	1,647	678	4,859	2,635	4,455
Profit on ordinary activities before interest	83,138	8,885	112,947	24,971	34,794
Interest payable and similar charges	9,062	4,215	18,332	13,883	17,848
Profit on ordinary activities before taxation	74,076	4,670	94,615	11,088	16,946
Tax on profit on ordinary activities	1,201	1,050	5,750	2,751	3,594
Profit on ordinary activities after taxation	72,875	3,620	88,865	8,337	13,352
Minority interests	-	29	32	104	122
Profit for the financial period	72,875	3,591	88,833	8,233	13,230
Dividends	-	-	1,855	1,342	4,413
Retained profit for the financial period	72,875	3,591	86,978	6,891	8,817
Earnings per share	39.4p	2.3p	48.0p	5.2p	8.2p
Diluted earnings per share	39.2p	2.2p	47.6p	5.1p	8.1p
Adjusted earnings per share	8.3p	6.0p	22.0p	16.6p	23.4p
Adjusted diluted earnings per share	8.3p	5.9p	21.8p	16.2p	23.0p

Unaudited results for the period ended 30 June 2002

Consolidated balance sheet

	Unaudited 30 June		Audited 30 September
	2002	2001	2001
	L'000	L'000	L'000
Fixed assets
Intangible assets	506,604	521,723	510,742
Tangible assets	39,979	87,418	89,180
	546,583	609,141	599,922
Current assets
Stocks	19,272	15,003	16,563
Debtors	28,061	37,025	35,961
Cash at bank and in hand	267,672	58,001	222,002
	315,005	110,029	274,526
Creditors: amounts falling due within one year	53,879	78,437	62,324
Net current assets	261,126	31,592	212,202
Total assets less current liabilities	807,709	640,733	812,124
Creditors: amounts falling due after more than one year	113,563	206,605	193,144
Provisions for liabilities and charges	3,419	3,233	8,372
Deferred income	3,198	5,462	5,736
Net assets	687,529	425,433	604,872

Capital and reserves
Called up share capital	18,984	16,272	18,931
Share premium account	242,959	58,746	240,258
Merger reserve	290,685	290,685	290,685
Profit and loss account	134,901	59,506	54,756
Equity shareholders' funds	687,529	425,209	604,630
Minority interests - equity	-	224	242
	687,529	425,433	604,872

Unaudited results for the period ended 30 June 2002

Consolidated cash flow statement

	Unaudited Quarter ended 30 June		Unaudited Nine months ended 30 June		Audited Year ended 30 September
	2002	2001	2002	2001	2001
	L'000	L'000	L'000	L'000	L'000
Net cash inflow from operating activities	17,323	14,884	45,080	38,599	53,855
Returns on investments and servicing of finance
Interest paid	(8,808)	(4,216)	(18,109)	(13,884)	(17,848)
Interest received	1,566	678	4,784	2,635	4,455
	(7,242)	(3,538)	(13,325)	(11,249)	(13,393)
Taxation
Corporation tax paid	(1,080)	(1,805)	(2,411)	(820)	(1,115)
Capital expenditure
Purchase of tangible fixed assets	(2,332)	(4,467)	(9,742)	(11,905)	(16,225)
Sale of tangible fixed assets	-	-		217	250
Purchase of intangible fixed assets	-	(67,669)	(29,593)	(67,669)	(70,211)
Government grant received	561	-	561	-	454
	(1,771)	(72,136)	(38,774)	(79,357)	(85,732)
Acquisitions and disposals
Sale of businesses	123,667	-	147,925	-	-
Acquisition costs and deferred consideration payments	-	-	(6,175)	(16,101)	(16,098)
	123,667	-	141,750	(16,101)	(16,098)
Equity dividends paid	-	-	(3,143)	(2,191)	(3,464)
Net cash flow before management of liquid resources and financing	130,897	(62,595)	129,177	(71,119)	(65,947)
Management of liquid resources
(Increase)/increase in short term deposits	(66,500)	15,000	(38,500)	36,000	(161,000)
Financing
Issue of ordinary share capital (net of expenses)	21	(671)	92	4,090	188,261
Loan notes repaid	(54,727)	-	(68,530)	(27,323)	(27,323)
Loans (repaid)/obtained (net)	(13,479)	53,075	(17,873)	55,482	49,751
Principal repayment under hire purchase agreements	(202)	(100)	(300)	(300)	(400)
	(68,387)	52,304	(86,611)	31,949	210,289
(Decrease)/ increase in cash in the period	(3,990)	4,709	4,066	(3,170)	(16,658)

Unaudited results for the period ended 30 June 2002

Notes to results

1 Basis of preparation

The financial information for the quarterly and nine months periods ended 30 June 2002 and 2001, which is unaudited and does not constitute statutory accounts, has been prepared using accounting policies consistent with those set out in the group's 30 September 2001 statutory accounts.

The abridged financial information for the year ended 30 September 2001 has been extracted from the group's statutory accounts for that year, which have been filed with the Registrar of Companies. The report of the auditors on those accounts was unqualified.

  Earnings per share

Earnings per ordinary share is based on profit for the financial period and on the weighted average number of ordinary shares in issue during the period, excluding those held in the employee share trust. Diluted earnings per share is calculated using an adjusted number of shares reflecting the number of dilutive shares under option. Adjusted earnings per share figures reflecting the results from continuing operations before the impact of exceptional items and goodwill and intangibles amortisation have been calculated to provide shareholders with a clearer understanding of the underlying trading performance of the group (see below).

The weighted average numbers of shares used in the calculation of earnings per share are as follows:

	Quarter ended 30 June		Nine months ended 30 June		Year ended 30 September
	2002 Number of shares	2001 Number of shares	2002 Number of shares	2001 Number of shares	2001 Number of shares
Weighted average number of shares:
Basic	185,181,122	157,406,120	185,177,622	157,326,345	161,354,740
Diluted	186,029,010	159,761,634	186,444,272	160,504,760	164,160,276

	Quarter ended 30 June		Nine months ended 30 June		Year ended 30 September
Adjusted earnings per share (pence)	2002	2001	2002	2001	2001
Earnings per ordinary share	39.4	2.3	48.0	5.2	8.2
Adjustments (net of tax):
Gain on sale of businesses	(38.3)	-	(41.5)	-	-
Goodwill and intangibles amortisation	3.7	3.7	11.1	11.4	15.2
Exceptional costs of notes redemption	3.5	-	4.4	-	-
Adjusted earnings per share - basic	8.3p	6.0p	22.0p	16.6p	23.4p

Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP")

  Profit for the financial year and shareholders' funds

The group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial period and equity shareholders' funds are set out in the tables below:

	9 months to 30 June
	2002	2001
	L'000	L'000
	Unaudited
(a) Reconciliation of profit for the financial year to US GAAP
Profit for the financial period under UK GAAP	88,833	8,233
US GAAP adjustments:
Amortisation of goodwill	12,114	5,027
Amortisation of intangibles	(538)	(798)
In-process research and development related amortisation of goodwill	-	38
Capitalisation of interest	(26)	(26)
Deferred taxation	(3,436)	(4,641)
Compensation expense	(168)	(3,312)
Inventory step up release	-	(986)
Deferred tax effect of US GAAP adjustments	226	940
US GAAP adjustments total	8,172	(3,758)
Profit for the financial period under US GAAP - UK pounds	97,005	4,475
- US dollars	142,787	6,370

	As at 30 June 2002	As at 30 September 2001
	L'000	L'000
	Unaudited
(b) Effect on equity shareholders' funds of differences between UK GAAP and US GAAP
Equity shareholders' funds under UK GAAP	687,529	604,630
US GAAP adjustments:
Acquisition accounting	(89,072)	(100,651)
Amortisation of goodwill relating to contingent consideration	1,057	1,057
Capitalisation of interest	1,631	1,657
Deferred taxation	(10,458)	(7,248)
Employee benefit trust	(6,985)	(7,064)
Share premium account	6,985	7,064
Dividends	1,851	3,143
US GAAP adjustments total	(94,991)	(102,042)
Equity shareholders' funds under US GAAP - UK pounds	592,538	502,588
- US dollars	908,417	738,183

Unaudited consolidated balance sheets

(In thousands of US dollars)
	As at June 30	Audited As at September 30
	2002	2001
Assets
Current assets:
Cash and cash equivalents	410,367	326,076
Accounts receivable, net	35,307	27,298
Inventories	29,546	24,249
Deferred tax asset	7,494	13,600
Prepaid expense and other assets	7,714	7,457
Current assets - discontinued operations	-	17,970
	490,428	416,650
Property, plant and equipment, net	63,791	56,863
Property, plant and equipment, net - discontinued operations	-	76,559
Intangible assets, net	392,762	346,287
Goodwill, net	250,247	241,404
Goodwill, net - discontinued operations	-	12,276
Total assets	1,197,228	1,150,039
Liabilities
Current liabilities:
Accounts payable	15,927	14,749
Accrued and other liabilities	54,272	34,081
Current instalments of long-term debt	1,874	12,422
Current instalments of obligation under capital leases	129	538
Income taxes	7,510	1,943
Current liabilities - discontinued operations	-	23,258
Total current liabilities	79,712	86,991
Other liabilities:
Long-term debt, excluding current instalments	173,504	240,403
Long-term obligations under capital leases, excluding current instalments	599	583
Deferred income taxes	30,094	32,793
Other non-current liabilities	4,902	4,939
Other non-current liabilities - discontinued operations	-	45,790
Total liabilities	288,811	411,499
Minority interest - discontinued operations	-	357
Shareholders' equity
Ordinary shares, par value (pounds sterling) 0.10 per share; 250,000,000 (September 30, 2001;250,000,000) shares authorised, 189,841,539 shares issued and outstanding at June 30, 2002 and 189,311,298 issued and outstanding at September 30, 2001	29,977	29,902
Additional paid in capital	677,262	673,144
Retained earnings	192,305	53,982
Treasury stock	(11,444)	(11,444)
Accumulated other comprehensive loss	20,317	(7,401)
Total shareholders' equity	908,417	738,183
Total liabilities and shareholders' equity	1,197,228	1,150,039

Unaudited consolidated statement of operations

(In thousands of US dollars, except per share data)

	Quarter ended June 30		Nine months ended June 30
	2002	2001	2002	2001
Revenues
Product revenue	62,632	46,092	174,186	132,101
Operating expenses
Cost of sales (excluding depreciation shown separately below)	11,772	10,893	35,736	32,689
Selling, general and administrative	19,779	15,148	57,895	50,383
Research and development	5,638	3,549	14,409	8,187
Depreciation	1,365	1,086	3,922	3,091
Amortisation	5,153	5,919	13,980	18,284
Total operating expenses	43,707	36,595	125,942	112,634
Operating income	18,925	9,497	48,244	19,467
Other income (expense)
Interest income	2,423	907	6,966	3,620
Interest expense	(4,170)	(5,301)	(13,807)	(17,709)
Total other income (expense)	(1,747)	(4,394)	(6,841)	(14,089)
Income before taxes	17,178	5,103	41,403	5,378
Provision for income taxes	5,192	3,295	12,706	5,937
Income from continuing operations before extraordinary loss	11,986	1,808	28,697	(559)
Discontinued operations:
Earnings from discontinued operations (net of tax charge of $607)	1,443	2,030	7,255	6,929
Gain on disposal of discontinued operations (net of tax charge of $nil)	105,357	-	114,047	-
Net income before extraordinary loss	118,786	3,838	149,999	6,370
Extraordinary loss on early retirement of debt (net of tax benefit of $3,857)	(5,786)	-	(7,212)	-
Net income	113,000	3,838	142,787	6,370
Basic and diluted net income per ordinary share:
- continuing operations before extraordinary loss	0.06	0.01	0.15	-
- earnings and gain on disposal of discontinued operations	0.58	0.01	0.66	0.04
- extraordinary loss on debt retirement	(0.03)	-	(0.04)	-
Basic and diluted net income per ordinary share	0.61	0.02	0.77	0.04
Basic net income per ADS equivalent:
- continuing operations	0.26	0.05	0.62	(0.01)
- earnings from discontinued operations	0.03	0.05	0.16	0.17
- gain on disposal of discontinued operations	2.27	-	2.46	-
- extraordinary loss on debt retirement	(0.12)	-	(0.16)	-
Basic net income per ADS equivalent	2.44	0.10	3.08	0.16

Diluted net income per ADS equivalent:
- continuing operations	0.26	0.05	0.62	(0.01)
- earnings from discontinued operations	0.03	0.05	0.15	0.17
- gain on disposal of discontinued operations	2.26	-	2.44	-
- extraordinary loss on debt retirement	(0.12)	-	(0.15)	-
Diluted net income per ADS equivalent	2.43	0.10	3.06	0.16
Weighted average ordinary shares outstanding
Basic	185,181,122	157,406,120	185,177,622	157,326,345
Diluted	186,029,010	159,761,634	186,444,272	160,504,760
Weighted average ADS equivalents outstanding
Basic	46,295,280	39,351,530	46,294,405	39,331,586
Diluted	46,507,252	39,940,408	46,611,068	40,126,190

Unaudited consolidated statements of cash flows

(In thousands of US dollars)
	Quarter ended June 30		Nine months ended June 30
	2002	2001	2002	2001
Cash flows from operating activities
Net income	113,000	3,838	142,787	6,370
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	2,225	2,282	7,188	6,455
Amortisation of intangibles	5,153	6,335	13,980	19,506
Profit on sale of business	(105,357)	-	(116,210)	-
Loss on sale of assets	-	3	-	23
Amortisation of government grants	(337)	(231)	(1,329)	(1,717)
Stock compensation expense	-	236	-	4,705
Minority interest	-	41	-	150
Changes in assets and liabilities:
Decrease/(increase) in accounts receivable, prepaid expense and other assets	(4,198)	(6,515)	(13,592)	(1,118)
(Increase)/decrease in inventories	(3,188)	(1)	(5,348)	1,147
Increase/(decrease) in accounts payable, accrued liabilities and other liabilities	9,984	3,812	13,321	(3,583)
Income taxes	10,590	1,484	13,226	7,244
Foreign exchange gain/(loss)	(1,259)	3,739	2,011	2,142
Net cash provided by operating activities	26,613	15,023	56,034	41,324

Cash flows from investing activities
Purchase of tangible fixed assets	(3,919)	(6,311)	(14,445)	(16,909)
Purchase of intangible fixed assets	(5,700)	(96,110)	(47,737)	(96,110)
Proceeds from sale of intangible fixed assets	-	-	-	308
Proceeds from sale of businesses	180,368	-	216,126
Deferred consideration and acquisition costs	-	-	(8,772)	(23,333)
Government grants received	832	-	832	-
Net cash provided by/(used in) investing activities	171,581	(102,421)	146,004	(136,044)
Cash flows from financing activities
Long term debt obtained/(repaid)	(17,447)	93,668	(26,229)	62,065
Loan notes repaid	(79,100)	-	(99,100)	-
Payments under capital leases	(132)	(115)	(445)	(426)
Proceeds from share capital issue (net of expenses)	31	(1,098)	132	5,809
Cash dividends paid	-	-	(4,465)	(3,163)
Net cash (used in)/provided by financing activities	(96,648)	92,455	(130,107)	64,285

Net increase/(decrease) in cash and cash equivalents	101,546	5,057	71,931	(30,435)
Cash and cash equivalents, beginning of period	290,215	77,034	326,076	113,671
Foreign exchange adjustment on cash and cash equivalents	18,606	(582)	12,360	(1,727)
Cash and cash equivalents, end of period	410,367	81,509	410,367	81,509